Glu Mobile Inc.

45 Fremont Street, 28th Floor

San Francisco, CA 94105

February 28, 2013

VIA EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Glu Mobile Inc. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 14, 2012 (the “Form 10-K”) File No. 001-33368

Dear Mr. Krikorian:

Glu Mobile Inc. (the “Company”) submits this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated February 19, 2013 related to the Form 10-K.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comment letter, and the Company has set forth below, in italics, the text of the Staff’s comments prior to its response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Results and Trends, page 44

1. We note your response to prior comment 3. Please explain in greater detail your consideration of quantifying the aggregate number and percentage of smartphone paying players for each period presented. This appears to be important information necessary to understanding your results of operations and business since you rely on a small portion of your total players for nearly all of your smartphone revenues derived from in-app purchases. As part of your response, tell us whether you are able to calculate the aggregate number and percentage of smartphone paying players and, if so, please provide us with your analysis for each period presented.

Mr. Stephen Krikorian

Securities and Exchange Commission

February 28, 2013

Response: The Company respectfully advises the Staff that the Company does not calculate the aggregate number and percentage of paying players of its freemium games. However, the Company acknowledges the Staff’s position that quantifying the portion of paying players may be important information for investors to consider when evaluating our business. Accordingly, the Company will disclose in its Form 10-K for the year ended December 31, 2012 and in future filings language substantially consistent with the proposed disclosure that the Company is supplementally providing to the Staff in response to Comment 3 below. In addition, the Company will also disclose in future filings any material trends related to changes in the approximate percentage of paying users of its freemium games.

2. Please clarify your response to prior comment 4 to more thoroughly explain why you do not believe disclosing the aggregate ARPDAU and aggregate LTV is useful information to investors. It appears that providing a quantitative and qualitative discussion and analysis of these metrics would contribute meaningfully to understanding and evaluating your company since the measures give important insight into your overall game monetization. Explain whether changes in the aggregate ARPDAU and aggregated LTV have a direct correlation to changes in your revenues. Provide us with the proposed disclosures that you plan on including in your next annual report to more clearly explain how you use the data analytics metrics in evaluating your business, including your revised discussion of ARPDAU and LTV.

Response: The Company informs the Staff that it will include a quantitative and qualitative discussion of aggregate ARPDAU in its Form 10-K for the year ended December 31, 2012 and future filings. However, the Company respectfully informs the Staff that it does not believe disclosing aggregate LTV and providing a quantitative and qualitative discussion and analysis of that metric would give investors greater insight into our game monetization and changes in revenues.

The Company has not to date calculated aggregate LTV, and management does not use this measure to make operating decisions. In addition, to the Company’s knowledge, aggregate LTV or a similar metric is not generally used within the Company’s industry as a measure to evaluate overall game monetization. Moreover, as noted above, the Company will disclose aggregate ARPDAU for smartphone games in its future filings. The Company believes that aggregate ARPDAU gives investors better insight into game monetization than aggregate LTV: aggregate LTV reflects the lifetime historical performance of our portfolio of titles and, given the volume associated with this historical data, would not adequately reflect more recent changes in game monetization.

Finally, concurrently herewith the Company is supplementally providing to the Staff the proposed disclosure regarding aggregate DAU, MAU and ARPDAU that it intends to include in its Form 10-K for the year ended December 31, 2012.

In addition, the Company informs the Staff that it intends to remove the Data Analytics section from the Business section of its Form 10-K for the year-ended December 31, 2012 and in future annual reports, since it will be including more detailed disclosures regarding its key operating metrics in its Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the reports.

Mr. Stephen Krikorian

Securities and Exchange Commission

February 28, 2013

Results of Operations, page 54

3. We note your response to prior comment 5. Please further explain your consideration of providing a quantitative and qualitative discussion and analysis with respect to changes in the proportion of micro transactions, offers and advertising revenues in relation to your total smart phone revenues. This appears to be important and material information necessary to understanding the underlying reasons for the significant growth in your smart phone revenues. Provide us with an analysis of the changes in micro transactions, offers and advertising revenues for each period presented.

Response: The Company advises the Staff that it will include in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of its Form 10-K for the year ended December 31, 2012 and future quarterly and annual reports a quantitative and qualitative discussion and analysis with respect to changes in the proportion of micro-transactions, offers and advertising revenues in relation to the Company’s total smartphone revenues. For its Form 10-K for fiscal 2012, the disclosure will be a comparison of fiscal 2012 compared to fiscal 2011. The Company respectfully informs the Staff that its Form 10-K for fiscal 2012 will not include this disclosure for the 2011 versus 2010 period; the Company launched its first freemium game in October 2010 and its freemium revenues for fiscal 2010 were immaterial. Accordingly, the Company does not believe that providing the additional analysis would be meaningful to investors.

Finally, concurrently herewith the Company is supplementally providing to the Staff the proposed disclosure regarding the changes in the components of its smartphone revenues that it intends to include in its Form 10-K for the year ended December 31, 2012.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 72

4. Your response to prior comment 6 describes how you compute the estimated average playing period for paying users. Tell us your consideration of providing enhanced disclosures to clarify the significant assumptions and judgments that you consider in determining the estimated average playing period for each period presented. In addition, explain in greater detail how you extrapolate the actual observed attrition rate for each daily cohort to arrive at a weighted average playing period for paying users across the selected game.

Response: The Company advises the Staff that it will include in its Form 10-K for the year ended December 31, 2012 and in future filings in the critical accounting policies section of Management’s Discussion and Analysis of Financial Condition and Results of Operations and/or in the notes to consolidated financial statements, as appropriate, enhanced disclosures to clarify the significant assumptions and judgments that the Company considers in determining the estimated average playing period for each period presented, including information regarding our using a sample of games to calculate the estimated average playing period, the frequency of our review of the estimated average playing period, the estimates and assumptions made for newly launched games, and other information that could enhance an investor’s understanding of the Company’s revenue recognition policy for its freemium games.

The Company further advises the Staff that to extrapolate the attrition rate for future periods, the Company uses the actual observed attrition percentages for each daily cohort in each of the games in the Company’s sample and forecasts future declines based on the continuation of the attrition trend line from

Mr. Stephen Krikorian

Securities and Exchange Commission

February 28, 2013

the actual observed player data. The Company then computes a weighted average using this larger dataset (actual observed attrition + extrapolated attrition) to arrive at the weighted-average playing period of paying users for each game. The Company then computes a revenue-based weighted average of the estimated playing period across all of the games in the sample to arrive at the overall weighted average playing period of paying users. The Company applies this weighted average playing period to all of the Company’s games because the computed weighted average playing period for each game is generally consistent across all of the Company’s games analyzed. The Company informs the Staff that it will incorporate disclosures consistent with this paragraph in its Form 10-K for the year ended December 31, 2012 and its future filings.

We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact me by telephone at (415) 800-6169 or by email at eric.ludwig@glu.com.

Sincerely,

GLU MOBILE INC.

/s/ Eric R. Ludwig

Eric R. Ludwig

Executive Vice President and Chief Financial Officer

cc:	Niccolo M. de Masi (President and Chief Executive Officer, Glu Mobile Inc.)
Scott J. Leichtner (Vice President, General Counsel and Secretary, Glu Mobile Inc.)
Gregory J. Cannon (Vice President and Corporate Controller, Glu Mobile Inc.)